SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 6, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 13, 2014 to February 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	February 6, 2014

ASX Announcement	5 February 2014

New Director for Alumina Board

The Chairman of Alumina Limited, Mr John Pizzey, today announced the appointment of Mr Michael Ferraro as a non-executive director of Alumina, effective today.

Mr Ferraro is currently joint head of the Corporate Group at Herbert Smith Freehills, a global law firm. He is also a member of the executive management team.

Mr Ferraro has considerable experience in the resources sector and has 30 years of experience in joint ventures, mergers and acquisitions, fund raising, and regulatory issues across a wide range of sectors and countries.

Mr Pizzey said: “We are delighted to have Mr Ferraro join the Board of Alumina. His strong experience in the resources sector and expertise will be an invaluable addition to the Company.”

Between 2008 and 2010 Mr Ferraro was Chief Legal Counsel at BHP Billiton Ltd, where he advised on a wide range of transactions and matters including global competition issues, compliance, corporate governance, cross-border mergers and acquisitions, and joint ventures.

Mr Ferraro, who holds a Bachelor of Laws (Hons) from Melbourne University, spent four and a half years in investment banking as a corporate adviser and gained considerable experience in the commercial and financing aspects of large transactions.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

As well as his in-depth industry experience in the resources industry, he has advised clients in the communications, financial services, energy, and insurance sectors, and worked closely with boards and senior management on strategic issues.

/s/ Stephen Foster

Stephen Foster
Company Secretary

5 February 2014

For further information:

Scott Hinton

Hintons

Tel: +61 3 9600 1979

Mob: +61 419 114 057

ASX Announcement	5 February 2014

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster Company Secretary

5 February 2014	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.2

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Peter FERRARO

Date of appointment	5 February 2014

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

NIL

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Not applicable	Not applicable

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Not applicable

ASX Announcement	6 February 2014

Alumina Limited to delist from the NYSE

Alumina Limited today announced its decision to delist the Company from the New York Stock Exchange (NYSE).

Attached is a Company release regarding the intention to delist from the NYSE.

Note: In accordance with ASX Listing Rule 15.7.1, this information has also been released at the same time to the New York Stock Exchange.

/s/ Stephen Foster

Stephen Foster
Company Secretary

6 February 2014

For further information:

For investor enquiries:	For media enquiries:
Chris Thiris Chief Financial Officer Phone: +61 3 8699 2603 chris.thiris@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

February 6 2014

CUSIP Number: 22205108

Dear Alumina Limited ADR Holder

Notice of intention to delist from the New York Stock Exchange

Alumina Limited (Alumina) today announced its intention to delist from the New York Stock Exchange (NYSE) and trade on the over-the-counter (OTC) market.

As a holder of American Depositary Receipts (ADRs), you will continue to retain your shareholding in Alumina. Alumina intends to maintain its US ADR program as a “level one” program which will permit Alumina’s current ADR holders and other US investors to continue holding and trading Alumina ADRs in the US OTC market.

Alumina intends to file a Form 25 with the NYSE on or about 17 February 2014 and the delisting from the NYSE will be effective prior to the opening of trading, ten days after this filing. Trading on the OTC market will commence at the opening of trading ten days after this filing. Alumina’s ordinary shares will continue to be listed and traded on the Australian Securities Exchange (ASX).

The main purpose of delisting is to reduce administration costs and complexity associated with the NYSE listing which appear disproportionate to the benefits derived. The delisting will also focus trading of its ordinary shares on Alumina’s primary market (Australian Securities Exchange) which accounts for approximately 94% of worldwide trading volume.

Alumina remains committed to its US investor base and will retain high standards of corporate governance required under the ASX and continue to provide comprehensive and transparent financial reporting.

In the future, should Alumina meet the criteria for deregistration under the Securities Exchange Act of 1934, it would plan to undertake such deregistration.

Your shareholding in Alumina will not be affected, nor will you be required to sell your shares. In the future, if you wish to buy or sell shares you will be able to do so via the OTC market. The payment process of any dividend will not be impacted by the delisting.

If you have any questions, or would like any further information, please contact

•	Violet Pagan, from Bank of New York Mellon on (212)-815-2276 (email: violet.pagan@bnymellon.com); or
•	your stockbroker, appropriately authorised financial advisor, solicitor, accountant and/or other professional advisor

Yours sincerely

/s/ Stephen Foster
Stephen Foster Company Secretary